

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2022

John E. Adent
President and Chief Executive Officer
Neogen Corporation
620 Lesher Place
Lansing, MI 48912

> **Re: Neogen Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 9, 2022**
> **File No. 333-263667**

Dear Mr. Adent:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4

Non-GAAP Financial Measures, page 69

1. We note your non-GAAP presentation, and have the following comments:

    • Please disclose the purpose management uses the presented non-GAAP financial measures. Refer to Item 10(e)(1)(i)(D) of Regulation S-K or direct us to existing disclosure.
    • Please revise to provide the reason(s) that are more substantively specific to you why management believes that each non-GAAP measure disclosed provides useful information to investors in light of the limitations listed on page 70.
    • Please include a presentation, with equal or greater prominence, of the most directly

comparable GAAP financial measure to Adjusted EBITDA margin.
- You state that Neogen defines Pro Forma EBITDA as "net income" before interest, income taxes, and depreciation and amortization. Please revise to properly identify net income in this instance as "pro forma net income" here and in the table and footnote 2 on page 44.

Information About the Food Safety Business
Intellectual Property, page 94

2. We note your response to prior comment 3 and the footnote to the table beginning on page 94 indicating disclosure in the last column denotes the number of patents or patent applications that are pending or issued in the applicable jurisdiction. Please revise the table so that the disclosure clearly distinguishes patent applications from issued patents.

Unaudited Pro Forma Condensed Combined Financial Information of Neogen and the Food Safety Business, page 102

3. Your response did not provide the information requested by our prior comment 7, and we reissue the comment. In order to help us further evaluate your pro forma financial information, please analyze for us whether the transition arrangements described beginning on page 194 and the other four agreements described beginning on page 193 are required to be given pro forma effect pursuant to Rule 11-01 of Regulation S-X. In your response, please clarify how that pro forma effect would be computed.

You may contact Ibolya Ignat at (202) 551-3636 or Sasha Parikh at (202) 551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Christine Westbrook at (202) 551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Aiello, Esq.